[redacted]

11015150

CM

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

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U
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41166 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: RICHFIELD ORION INTERNATIONAL, INC.

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5353 N. UNION BLVD. G-1
(No. and Street)

COLORADO SPRINGS (City) — COLORADO (State) — 80918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. BRETT STUART — 720-240-8055
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) — FLORIDA (State) — 32751 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

VJ 3/15/11

# OATH OR AFFIRMATION

I, J. BRETT STUART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RICHFIELD ORION INTERNATIONAL, INC., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA K. SNETTING
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 11/29/2011

Public Notary

Signature

CHIEF EXECUTIVE OFFICER

Title

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RICHFIELD ORION INTERNATIONAL, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2010

## RICHFIELD ORION INTERNATIONAL, INC.

### FINANCIAL STATEMENTS
### For the year ended December 31, 2010

### TABLE OF CONTENTS

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Richfield Orion International, Inc.
Colorado Springs, Colorado

We have audited the accompanying statements of financial condition of Richfield Orion International, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ohab and Company, PA*

Maitland, Florida
February 23, 2011

## RICHFIELD ORION INTERNATIONAL, INC.

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2010**

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 12,842 |
| Commissions receivable | $ | 209 |
| Clearing deposit | | 30,371 |
| Deposits | | 1,266 |
| | $ | 44,688 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 32,027 |
| Deferred rent | | 940 |
| | | 32,967 |
| **Stockholders' equity:** | | |
| Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding | | 52,589 |
| Retained earnings (deficit) | | (40,868) |
| | | 11,721 |
| | $ | 44,688 |

The accompanying notes are an integral part of these financial statements.

## RICHFIELD ORION INTERNATIONAL, INC.

### STATEMENT OF OPERATIONS
### For the Year Ended December 31, 2010

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 143,379 |
| Other income | 10,894 |
| **Total revenues** | 154,273 |
| **Expenses:** | |
| Commission expense | 115,110 |
| Rent | 9,184 |
| Regulatory fees and expenses | 4,703 |
| Telephone and communications | 1,396 |
| Other operating expenses | 19,037 |
| Total expenses | 149,430 |
| **Net income** | $ 4,843 |

The accompanying notes are an integral part of these financial statements.

## RICHFIELD ORION INTERNATIONAL, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
**For the Year Ended December 31, 2010**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balances, December 31, 2009** | 1,000 | $ 52,589 | $ (39,511) | $ 13,078 |
| Net income | - | - | 4,843 | 4,843 |
| Distributions | - | - | (6,200) | (6,200) |
| **Balances, December 31, 2010** | 1,000 | $ 52,589 | $ (40,868) | $ 11,721 |

The accompanying notes are an integral part of these financial statements

RICHFIELD ORION INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income (loss) | $ 4,843 |
| Adjustments to reconcile net income to net cash flows from operating activities: | |
| Increase (decrease) in: | |
| Commissions receivable | 6,293 |
| Clearing deposit | (30,371) |
| Deposits | (116) |
| Increase (decrease) in: | |
| Accounts payable and accrued liabilities | 4,617 |
| Deferred rent | (640) |
| **Net cash used in operating activities** | (15,374) |
| **Cash flows from financing activities:** | |
| Stockholder distributions | (6,200) |
| **Net cash provided by financing activities** | (6,200) |
| Net decrease in cash and cash equivalents | (21,574) |
| **Cash and cash equivalents at beginning of period** | 34,416 |
| **Cash and cash equivalents at end of period** | $ 12,842 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Richfield Orion International, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in January 2008 in the state of Colorado. The Company is wholly owned by Richfield Orion International, LLC (the "Parent").

The Company's business is primarily involved in the sale and marketing of private placement securities.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

*Investment Banking and Advisory Services*

The Company earned substantially all of its revenue from investment banking and sales of private placement securities under contractual arrangements that generally require clients to pay commission and service fees upon the closing of a transaction. The Company recognizes commission, service fees, and transaction fees as revenue on a settlement date basis, which is generally the third business day following the trade date. If the third business day crosses a reporting period, revenue is recorded on the trade date.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company had excess net capital of $5,246 and a net capital rate of 321.75 to 1.

**Note 3 – Related Party**

The Company shares its office with a related party, Richfield Orion Insurance Agency, Inc. (ROIA). ROIA pays for rent and expenses for their portion of the office.

**Note 4 - Concentrations**

Of the commissions earned during 2010, approximately $106,021 or 73.94% of all revenues came from one customer, Clearwater REI, LLC.

**Note 5 - Leases**

The Company leases office space from a nonrelated party under a non-cancelable operating lease expiring August 2012. Rent expense amounted to $14,024 for the year ended December 31, 2010. Although the Company subleased a portion of its office for $4,840 to Richfield Orion Insurance Agency, Inc. (ROIA), a related party entity, in the current year, there is no contract binding ROIA to future payments.

Future minimum lease payments under the terms of the lease are as follows:

| | |
|---|---|
| 2011 | $ 14,640 |
| 2012 | 9,760 |
| | $ 24,400 |

**Note 6 - Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2011 through February 23, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

## RICHFIELD ORION INTERNATIONAL, INC.
## COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### As of December 31, 2010

| | |
|---|---|
| **Computation of basic net capital requirements:** | |
| Total member's equity qualified for net capital | $ 11,721 |
| Deductions: | |
| Non-allowable assets | |
| Commissions receivable | 209 |
| Deposits | 1,266 |
| Total non-allowable assets | 1,475 |
| Net capital before haircuts and securities positions | 10,246 |
| Haircuts: | |
| Securities positions | - |
| | - |
| Net capital | 10,246 |
| Minimum net capital requirements: | |
| 6 2/3% of total aggregate indebtedness ($32,967) | |
| Minimum dollar net capital for this broker-dealer ($5,000) | |
| Net capital requirement (greater of above two requirements) | $ 5,000 |
| Excess net capital | $ 5,246 |

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

## RICHFIELD ORION INTERNATIONAL, INC.
## COMPUTATION OF AGGREGATE INDEBTEDNESS
## UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2010

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Accounts payable and accrued liabilities | 32,027 |
| Deferred rent | 940 |
| Aggregate indebtedness | $ 32,967 |
| **Ratio of aggregate indebtedness to net capital** | 321.75 to 1 |

## RICHFIELD ORION INTERNATIONAL, INC.

### INFORMATION RELATING TO EXEMPTIVE PROVISION
### REQUIREMENTS UNDER SEC RULE 15c3-3
### As of December 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

## REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Richfield Orion International, Inc.
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Richfield Orion International, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 23, 2011